

PRESS RELEASE
All amounts are in CDN$ unless otherwise stated

TIW SEEKS COURT APPROVAL FOR A FIRST DISTRIBUTION
TO ITS SHAREHOLDERS

Montréal, Canada, August 23, 2005 –Telesystem International Wireless Inc. ("TIW" or the "Company") (TSX, "TIW", Nasdaq, "TIWI") announces that it has filed a motion to seek from the Superior Court, District of Montreal, Province of Québec an order authorizing a First Distribution to its shareholders of approximately $4.19 billion, equal to $18.80 per fully diluted common share of TIW.   Presentation of the motion is scheduled to take place on August 26, 2005.

Pursuant to the Plan of Arrangement of the Company, the Court must authorize the amount of the First Distribution.   Accordingly, TIW will only be able to confirm the amount and timing of the First Distribution when the Court has issued its order.   If the Court authorizes the First Distribution for the amount proposed by the Company, the First Distribution will be made through a reduction of the stated capital of the common shares of $17.01 per fully diluted common share and a dividend of $1.79 per fully diluted common share.   There are currently 223,096,714 common shares outstanding, on a fully diluted basis.

In fixing the amount of the First Distribution, the Company and the Court-appointed Monitor have determined that cash reserves of approximately $318 million be currently set aside to satisfy: (i) potential obligations owing to taxation authorities (specific reserves totalling $255 million), (ii) all remaining costs to dissolution, and (iii) potential creditor claims and other items including contingencies and unforeseen obligations.

Although the Company, the taxation authorities and the Monitor have together established the specific reserves for potential tax liability, the taxation authorities have not yet determined the specific amount of their claims and tax assessments may not be completed for several months.   The Company believes that there are no material past, present or future amounts owing to taxation authorities.   However, there can be no certainty that the authorities will not propose adjustments which, if not successfully opposed by the Company, may result in tax liabilities.

Aside from a general reserve to be established, the various components of the cash reserves are planned to be held separately for the specific parties whose claims they are designed to satisfy.   In addition, the amount of reserves for potential tax obligations will be secured in favour of the taxation authorities, although the Company will retain the benefit of investment income realized on the reserved funds. When claims and other items relating to specific reserves are fully settled, any excess specific reserve will be transferred to the general reserve.   Any unused portion of the general reserve will be distributed to the shareholders of TIW up to the Target Return of $19.9614 per fully diluted common share plus Investment Income as defined in the Plan of Arrangement. Pursuant to the agreements entered with Vodafone International Holdings B.V., any residual cash will be paid to Vodafone as a reduction of the purchase price of the Company's indirect interests in ClearWave N.V. sold on May 31, 2005.

There can be no certainty that the Company will be able to make further distributions or that distributions will equal to the Target Return plus Investment Income.



The timing and amount of future distributions by the Company is dependant on its ability to free up reserves as it settles or otherwise makes final determination of its liabilities.

Separate record dates will be set for the reduction of capital and dividend comprised in the First Distribution and these will be announced after the Court order has been made. TIW confirms, however, that it is targeting full payment of the First Distribution before the end of September. There can be no assurance that TIW will be Nasdaq listed at the time of payment, as Nasdaq has confirmed that it will delist TIW's common shares on September 19, 2005 in all events. Upon payment of the First Distribution, TIW will also voluntarily delist from the TSX. The TSX Venture Exchange has conditionally approved the concurrent listing of the common shares, subject to TIW fulfilling applicable customary requirements. There can be no certainty that the Company will maintain the listing of its shares on an exchange until future distributions are made.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About TIW

TIW operates under a court supervised Plan of Arrangement to complete the transaction with Vodafone announced on March 15, 2005, proceed with its liquidation, including the implementation of a claims process and the distribution of net cash to shareholders, cancel its common shares and proceed with its final distribution and be dissolved. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

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FOR INFORMATION:

INVESTORS:
JACQUES LACROIX
Telesystem International Wireless Inc.
☎ (514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca